Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CPI Card Group Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-207350 and No. 333-223613) on Form S-8 of CPI Card Group Inc. of our report dated February 25, 2021, with respect to the consolidated balance sheets of CPI Card Group Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of CPI Card Group Inc. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standard Codification Topic 842, Leases.

/s/ KPMG LLP

Denver, Colorado
February 25, 2021